

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2014

<u>Via E-mail</u>
Sylvain Desrosiers
President
Gaming Entertainment International, Inc.
11700 W. Charleston Blvd
Suite 170-170
Las Vegas, NV 89135

      Re: Gaming Entertainment International, Inc.
                Amendment No. 4 to Registration Statement on
                Form S-1
                Filed February 10, 2014
                File No. 333-189273

Dear Mr. Desrosiers:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please amend your filing on Form S-1 to update the financial information and the financial statements within your document.

<u>Report of Independent Registered Public Accounting Firm, page F-12</u>

2.   Please have your auditor revise their audit opinion to address the restated financial statements.

3.   We note the change in auditors as you have engaged Terry L. Johnson, CPA. Please amend your filing on Form S-1 to meet the disclosure requirements of Item 304 of Regulation S-K, including providing an Exhibit 16 letter from your former independent accounting firm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: Diane Dalmy